Exhibit 99.1

Navios Maritime Partners L.P.

Announces a Merger

with Navios Maritime Acquisition Corporation

Navios Maritime Acquisition Corporation

Ship Mortgage Notes being Redeemed

Conference Call & Webcast: Tuesday, August 31, 2021 at 8:30 am ET

MONACO, August 26, 2021 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of dry cargo vessels, and Navios Maritime Acquisition Corp. (“Navios Acquisition”) (NYSE:NNA), an international owner and operator of tanker vessels, announced today a definitive transaction agreement providing for a combination of Navios Partners and Navios Acquisition in a transaction in which shareholders of Navios Acquisition will receive 0.1275 of a common unit of Navios Partners for each outstanding common share of Navios Acquisition. All of Navios Acquisition’s outstanding 8.125% First Priority Ship Mortgage Notes, due on November 15, 2021 (the “Ship Mortgage Notes”), will be redeemed in accordance with their terms with the proceeds of a cash contribution from Navios Partners and newly arranged secured term loan financings (the “Transaction”).

Angeliki Frangou, Chairwoman and Chief Executive Officer, stated, “We are announcing a transformative transaction. The combined entity will be the largest U.S. publicly-listed shipping company in terms of vessel count, with 15 vessel types diversified across three segments, servicing more than 10 end markets. About one-third of our fleet will be in each of the dry bulk, containership and tanker segment. We believe that this combination will result in a stronger, more resilient entity, mitigating sector specific cyclicality. This should enable us to capitalize on opportunities throughout the industry and provide even returns to our stakeholders across cycles.

This combination of two companies with similar core values and beliefs, as it relates to our service offerings, will allow us to continue to deliver the high-quality service that our customers expect. We have a proven model to execute seamless combinations, as evidenced by our prior successful roll-up transactions, and we anticipate a smooth execution for this combination as well.”

Benefits of Combination

The Transaction is expected to:

•

Create the #1 largest U.S. publicly-listed shipping company, with over 140 vessels aggregating approximately 15 million deadweight tons operating in three segments through 15 different vessel types and serving more than 10 end markets.

•	Scale operations with trades across all sizes with about one-third of its vessels operating in each of the three segments.

•	Achieve diversification to mitigate idiosyncratic segment volatility as operational segments are driven by unique fundamentals.

•	Optimize strategy allowing management to take advantage of opportunities within each sector, such as by calibrating charter term based upon segment opportunity.

•	Realize annual cost reductions.

•

Maintain significant financial flexibility with a combined modest leverage ratio of approximately 35%, based upon the average of publicly available broker reports as of August 20, 2021, and a large collateral value base for refinancing debt maturities.

•	Enhance credit profile by increasing cash retention to support growth and continued deleveraging.

•	Grow equity market capitalization and depth in share trading to offer an attractive fundamental investment opportunity to investors seeking exposure to global economy.

•	Maintain and ultimately grow returns to unitholders of the combined company.

•	Provide Navios Acquisition’s shareholders the opportunity to continue to participate in the combined company and avail themselves of market upside

The current value of the combined company’s vessels is estimated at $4.2 billion based upon the average of publicly available broker reports; the combined company will also have an enterprise value of approximately $2.25 billion. With a $1.6 billion pipeline of contracted revenue coupled with about 47,634 available days in 2022, the combined fleet is well-positioned to take advantage of the healthy dry cargo markets as well as any future upturn in the tanker market.

Merger / Merger Consideration

Pursuant to the definitive transaction agreement, Navios Acquisition will merge with a subsidiary of Navios Partners and become a wholly owned subsidiary of Navios Partners. In the merger, Navios Acquisition’s shareholders will receive 0.1275 of a common unit of Navios Partners for each common share of Navios Acquisition. Based on Navios Partners’ August 24, 2021 closing price, the merger consideration reflects a per share value of $3.40, representing premiums to Navios Acquisition shareholders of 65% based on the August 24, 2021 closing price and 17.6% based on the most recent 60-day volume weighted average price of Navios Acquisition’s common shares.

The exchange of shares of Navios Acquisition for common units of Navios Partners in the merger is expected to be a tax-free exchange for shareholders of Navios Acquisition for U.S. federal income tax purposes.

The combined company will be led by the existing board of directors of Navios Partners, comprised of seven directors, a majority of whom are independent.

Redemption and Discharge of Navios Acquisition Ship Mortgage Notes

Pursuant to the definitive transaction agreement, Navios Acquisition has called for redemption all of its outstanding Ship Mortgage Notes (with a redemption date of September 25, 2021) and has discharged its obligations under the Indenture relating to the Ship Mortgage Notes by remitting to the Indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes.

Navios Acquisition funded the redemption price using a combination of proceeds from the sale pursuant to the definitive transaction agreement of approximately 44.1 million newly issued Navios Acquisition common shares to Navios Partners in exchange for a cash contribution of $150.0 million (the “NNA Equity Issuance”) and borrowings under Navios Acquisition’s newly arranged secured term loan financings. In connection with the new financings, Navios Shipmanagement Holdings Corporation (“NSM”) released all of the collateral securing its loan to Navios Acquisition (the “NSM Loan”) and surrendered its option to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P. The released collateral was included in the collateral securing Navios Acquisition’s newly arranged secured term loan financings. In addition, NSM canceled $30.0 million of the approximately $98.1 million outstanding balance of the NSM Loan in exchange for 8.8 million newly issued common shares of Navios Acquisition. The Navios Acquisition common shares issued to NSM will be exchanged in the merger for common units of Navios Partners on the same terms applicable to the other Navios Acquisition shareholders. Any Navios Acquisition common shares owned by Navios Partners (including the shares issued pursuant to the NNA Equity Issuance) will be canceled in connection with closing of the merger for no consideration.

Working Capital Facility

In connection with the Transaction, Navios Partners provided Navios Acquisition with a $45.0 million interim working capital facility.

Approvals

The Transaction was unanimously approved by both the special committee of the Board of Directors of Navios Acquisition (“Special Committee”), consisting of independent directors, and Navios Acquisition’s full board of directors. The Transaction was also unanimously approved by the Conflicts Committee of Navios Partners as well as its full board of directors.

Merger Closing

The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 related to the issuance of common units of Navios Partners to the shareholders of Navios Acquisition and the approval of the merger by holders of a majority of the outstanding Navios Acquisition common shares at a special meeting of Navios Acquisition shareholders to be held after the registration statement is declared effective. As a result of the NNA Equity Issuance, Navios Partners owns approximately 62.4% of the outstanding common shares of Navios Acquisition. Pursuant to the definitive transaction documentation, Navios Partners has agreed to vote all of its Navios Acquisition common shares in favor of the merger, which will be sufficient to approve the merger.

The merger is expected to close in the fourth quarter of 2021.

Navios Partners’ management will host a conference call on Tuesday, August 31, 2021 to discuss the transaction.

Advisors

Latham & Watkins LLP acted as legal advisor and Pareto Securities AS acted as financial advisor to the Special Committee of Navios Acquisition. Thomson Hine LLP acted as legal advisor to Navios Acquisition. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and Jefferies LLC and S. Goldman Advisors LLC acted as financial advisors to Navios Partners.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Navios Partners will file a registration statement and a related prospectus with the Securities and Exchange Commission (“SEC”) pursuant to which the issuance of the common units of Navios Partners in the proposed Transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Partners’ common units and the Transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Partners and Navios Acquisition, without charge, at the SEC’s Web site (www.sec.gov).

Conference Call Details:

Navios Partners’ management will host a conference call on Tuesday, August 31, 2021 to discuss the transaction.

Call Date/Time: Tuesday, August 31, 2021 at 8:30 am ET

Call Title: Navios Partners combination with Navios Acquisition Conference Call

US Dial In: +1.877.876.9177

International Dial In: +1.785.424.1672

Conference ID: NAVIOS0831 or 6284670831

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1. 888-566-0151

International Replay Dial In: +1. 402-220-9181

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A presentation outlining the Transaction described in this press release will be posted under the “Investors” section of Navios Partners Website prior to the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit the Company’s website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit the Company’s website: www.navios-acquisition.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving Navios Partners and Navios Acquisition, including statements as to the expected timing, completion and effects of the proposed transaction and statements relating to Navios Partners’ future success. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,”

“potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of Navios Partners and Navios Acquisition as well as assumptions made by and information currently available to Navios Partners and Navios Acquisition. Such statements reflect the current views of Navios Partners and Navios Acquisition with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about Navios Partners and Navios Acquisition, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with customers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm Navios Partners and Navios Acquisition respective businesses, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected cost savings and other benefits expected from the proposed transaction will not be realized or will not be realized within the expected time period, and (vii) the unknown future impact of the COVID-19 pandemic Navios Partners and Navios Acquisition’s operations or operating expenses. More details about these and other risks that may impact Navios Partners and Navios Acquisition respective businesses are described under the heading “Risk Factors” in the reports Navios Partners and Navios Acquisition file with or furnish to the SEC, including their respective Annual Reports on Form 20-F and Reports on Form 6-K, which are available on the SEC’s website at www.sec.gov. Navios Partners and Navios Acquisition caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Navios Partners and Navios Acquisition do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

Navios Maritime Acquisition Corporation

+1 (212) 906 8644

info@navios-acquisition.com